SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

May 23, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	JBDI Holdings Limited Amendment No. 2 to Registration Statement on Form F-1 Filed May 2, 2024 File No. 333-276945

Dear Mr. Fullem,

Please accept this letter as the response of JBDI Holdings Limited (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-1 filed with the Commission on May 2, 2024 (the “Registration Statement”). The Company is concurrently filing amendment no. 3 to the Registration Statement with the Commission (the “Revised Registration Statement”), which includes the exhibits in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 2 to Registration Statement on Form F-1 filed May 2, 2024

Exhibits

1. Please file the final legal opinion. Currently, Exhibit 5.1 is undated and contains a number of blanks/brackets.

Response:

The Registrant has included the final legal opinion in the Revised Registration Statement as Exhibit 5.1.

2. We note you filed the Purchase and Sale Agreement as Exhibit 10.6 in response to prior comment one. We reissue the comment in part. Please file the acquisition agreement as an exhibit to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(2)(i) of Regulation S-K.

Response:

The references to an Acquisition Agreement in the Registration Statement actually relate to the Reorganization Agreement dated May 30, 2023, which is already attached as Exhibit 10.6. Accordingly, there is no Acquisition Agreement to file with the Revised Registration Statement.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	JBDI Holdings Limited